Exhibit I
IPSCO Inc.
Growth Driver: Energy Tubulars

November 2005

Exhibit I
Special Note Regarding
Forward-Looking Statements

Information contained in this document, other than historical information, may be considered forward- looking. Forward-looking information reflects Management’s current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to equipment performance at the Company’s the availability of capital, the ability to properly supply, demand and pricing for the development and performance of new or differ materially include, but are not limited to, the following: general economic conditions, changes in financial markets, political conditions and developments, including conflict in the Middle East and the war on terrorism, changes in the supply and demand for steel and specific steel products of the Company, the level of demand outside of North America for steel and steel products, manufacturing facilities, the progress of any material lawsuits, and efficiently staff the Company’s manufacturing facilities, domestic and international competitive factors, including the level of steel imports into the Canadian and United States markets, economic conditions in steel exporting nations, trade sanction activities and the enforcement of trade sanction remedies, supply and demand for scrap steel and iron, alloys and other raw materials, electricity and natural gas used by the Company, changes in environmental and other regulations, including regulations arising from the Canadian Parliament’s ratification of the Kyoto Protocol, and the magnitude of future environmental expenditures, inherent uncertainties in the modified equipment or technologies, North American interest rates and exchange rates. This list is not exhaustive of the factors which may impact the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. As a result of the foregoing and other factors, no assurance can be given as to any such future results, levels of activity or achievements and neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company undertakes no obligation to update forward-looking statements contained in this document.

IPSCO At A Glance

One of North America’s leading steel plate and pipe producers. IPSCO is a $3 billion market capitalization stock, dual-listed as “IPS” on the NYSE and TSX.

Uniquely positioned to capitalize on cyclical trends, employing asteel short strategy to optimize pricing, production andmargins based on current demand across its markets -industrial, transportation and energy.

A company with modern, state of the art facilities, management depth and experience, and focus on low-cost production andprofitable growth - propelling the company to achieve recordresults in 2004 and 2005 year-to-date.

Exhibit I

Presentation Outline

History steeped in the oil patch First 3 decades focused on energy markets 1990’s growth in steel position and U.S. Pipe business has steadily grown IPSCO’s energy exposure has remained strong IPSCO is a technology and cost leader in pipe The outlook for IPSCO is strong Market Position and Performance Investment thesis

Exhibit I
History Steeped In The Oil Patch

1956 Prairie Pipe

- 3 ½" – 16" ERW pipe mill for natural gas distribution

1960 Interprovincial Steel & Pipe Corporation

- Steel mill to supply pipe mill acquired

1964

- Start of OCTG production

1968

- First large diameter spiral weld pipe mill installed
- First X70 Production

1973

- Acquired pipe mills in Edmonton & Port Moody

1977

- Introduced Arctic Grade Pipe Technology

1980

- Expanded steel and large diameter pipe making capacity in anticipation of northern pipe lines

1983

- Specialized OCTG Centre in Calgary starts up, including alloy pipe heat treating capability
- Purchased Red Deer

1988

- Began US expansion including Geneva, Nebraska pipe works

1990 Acquired Camanche, Iowa pipe works

1992 Construction of 24" pipe mill in Regina

- First X80 production

1997

- Montpelier steel works began operation
- Blytheville pipe works announced
- Expanded Camanche pipe works

2000

- OCTG capacity expanded at Camanche pipe works

2001

- Mobile steel works began operation

2003

- High-speed OCTG finishing capability added to Red Deer

2004

- Supplier to largest X80 pipe line built in the NA (300 miles 36" installed by El Paso)

2005

- Frontier Research Centre expanded
- Expanding OCTG alloy and heat treating capability
- Expanding product offerings at Calgary
- OCTG finishing at Blythville

Exhibit I
Extensive Experience In Major Energy Sector Projects
Line Pipe Projects supplied by IPSCO

Exhibit I
First Three Decades Focused On Oil Patch

Company marketing, operations and growth were all focused on the tubular business

•    Steel capabilities were developed significantly to support the pipe business

Investments focused on that growth

•    Facilities and technology

•    Both steel and pipe

Integrated steel and pipe capability is a distinct advantage

•    The properties required in the pipe need to be in the steel

•    Steel typically makes up about 70% of the cost of pipe

IPSCO’s profitability enhanced with energy sector cycles

Exhibit I

Growth In The 1990’s Concentrated On Steel Position
IPSCO’s growth strategy leading up to the two US steel mills was based on expanding the Canadian footprint into the USA

•    Looking for quantum growth
Built large scale steel position
•    Mills fully compatible with energy industry needs

Coincident with that, built additional steel take-away capacity
•    Coil processing lines
•    Expansions at existing tubular mills
•    New tubular mill in Blytheville

        Circumstances extended the focus on steel operations
            In a position now to rebalance the product portfolio

•    Focused on growth in energy tubulars

Exhibit I

Pipe Business Grown Steadily Through Today

IPSCO reorganized while developing US steel business with dedicated tubular teams
Pipe market position was grown through 1990’s and through 2005
Existing positions grown

•    Facilities
    •    Investment in Camanche, Calgary and Red Deer.  OCTG and line pipe
    •    Blytheville.  High speed line pipe and OCTG finishing capability
    •    Spiral steel and pipe capability advanced
        •    New steel technologies
        •    Increased forming capability
        •    El Paso X80 success

Exhibit I

Historical Shipments – 1982 - 2004

Exhibit I
Typical Product Of Pipemills*

Regina Spiral Mills	Large Diameter Line Pipe
Regina 24" ERW Mill	Medium Diameter Line Pipe, Large OCTG
Regina 2" ERW Mill	OCTG, Line Pipe and HSS
Calgary ERW Mill	OCTG
Red Deer ERW Mill	OCTG, Line Pipe and HSS
Camanche ERW Mill	OCTG, Line Pipe and Standard Pipe
Geneva ERW Mill	HSS
Blytheville ERW Mill	OCTG, Line Pipe and Standard Pipe

* Small Diameter unless otherwise stated

Exhibit I
Annual Pipe Production Capacity By Location

Exhibit I
Tubular Shipments
Tons Shipped ('000's)

Exhibit I
IPSCO’s Energy Exposure

IPSCO is leveraged to the energy sector through multiple channels:

•    Direct exposure through pipe business
    •    Exploration and development - OCTG
    •    Gathering and distribution - line pipe
    •    Transmission - large diameter line pipe
•    Indirect exposure through sales to pipe making customers
    •    Two of top ten customers are major energy pipe producers
•    Direct exposure through plate to energy fabricators
    •    Wind Tower, Offshore Platforms, Oilfield Tanks, etc
•    Indirect exposure through suppliers of equipment to operators in energy sector
    •    Construction equipment, transportation (rail and barge)

Exhibit I
Where We Sell Our Product …..
Machinery & Industrial

All products - 2004

Exhibit I
Diverse Production And Geographic Capacity

Exhibit I
IPSCO Is A Technology And
Cost Leader In Pipe

Exhibit I
Competitors:
Major North American Energy Pipe Producers
Diameter Range

Finished Product Outside Diameter (OD) - Inches

Exhibit I
The Value Of An Integrated Pipe Platform

Percentage Change in Hot Rolled Coil vs Steel Pipe Prices

BLS: Producer Price Indices

% HRC
% Pipe
Percentage change Month to Month
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
J '90
J '91
J '92
J '93
J '94
J '95
J '96
J '97
J '98
J '99
J '00
J '01
J '02
J '03
J '04
J '05
Break in past patterns

Exhibit I
The Outlook For IPSCO’s Pipe Is Strong

High energy prices driving hydrocarbon exploration, development, transportation together with the development of alternative energy sources

Exploration and development drilling (OCTG) is at a high level

 •    Current forecasts (PSAC, CAPP, First Energy) suggest
      increases in 2006 in the 6% - 8% range

Steel intensive oil sands development Numerous large diameter transmission lines in development stage:

 •    Oil from Alberta to markets on West Coast or US refineries
 •    Multiple transmission lines in the US
 •    The Northern lines

Exhibit I
Global Energy Demand By Source
Demonstrates continued dependence on oil & gas

Forecast CAGR of energy demand of 1.7% from 2000 to 2030
Source: CD Howe, IEA

Exhibit I
Growth Driver: Energy Tubular

High natural gas prices are expected to drive higher rig count, which in turn drives consumption of energy tubulars

Exhibit I
Growth Driver: Large Diameter Pipe

Exhibit I
Large Diameter – Spiral Market >24”

The outlook is very strong
–    Booked into beginning of 2006
–    Active Projects (not yet awarded): 1,500,000 tons
–    Potential Projects: 2,600,000 tons
    •    Alaska Gas Producers
    •    MacKenzie Valley Pipeline
    •    Oil Sands Pipelines

All of the Active Projects (1.5 M Tons) are within our current manufacturing capabilities

Exhibit I
Large Diameter > = 16” Line Pipe NA Market, 1996-2008P

The upcoming period is expected to match earlier cycles. Mackenzie is included in 2008 projections.

3,000
2,500
2,000
1,500
1,000
500
0
Kt

	96	97	98	99	00	01	02	03	04	05P	06P
USA	754	1069	1575	1225	902	1832	1437	1086	1047	483	1101
Canada*	227	270	809	585	286	90	93	78	43	40	151

* Canada does not include 16".

Exhibit I
IPSCO Positioned To Grow

The Company understands oil and gas sector Has the financial resources to invest as necessary With steel mills now positioned, strategy is to increase steel take-away capability

•    Energy sector pipe is a desirable, value added outlet for steel
•    IPSCO has significant room to grow in North American
     energy pipe supply
•    Current direction is to grow state-of-the-art capability
     through greenfield construction and/or acquisition

Exhibit I
Top Plate Producer In North America
(Includes Plate in Coil Form)
Shipments (Thousand Tons)

Exhibit I
Strong Position In North American Tubes
Published Capacity
000's of tons

Exhibit I
Third Quarter 2005 Operating Performance

Revenues up 10% YOY
Record energy tubular sales volumes
Operating income per ton $235 vs $241 in 3Q04
Margins negatively impacted by increased operating expenses and reduced steel mill product volumes and pricing
Planned maintenance outage and unplanned hurricane outages reduced earnings by $0.13 per share

Exhibit I
Industry-Leading Profitability

Operating Income as a % of Sales
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
33.0%
31.7%
28.2%
26.7%
25.2%
24.1%
16.4%
16.6%
17.5%
13.0%
10.4%
5.0%
2.7%
-1.8%
Algoma
Dofasco
U.S. Steel
AK
Mittal
IPSCO
Steel Dynamics
Nucor
Maverick
LoneStar
NS Group
Grant Prideco
Integrated
Mini-mills
Tubular

Exhibit I
Financial Strategy: Use of Cash

Exhibit I
Performance Outlook

Believe demand for steel mill products will remain strong through year-end and into 2006

Energy tubular goods are expected to meet or exceed record levels reached in the third quarter

Large diameter pipe shipments are expected to remain strong in the fourth quarter and well into 2006

No planned steel mill outages in Q4

Exhibit I
Investment Thesis

IPSCO is a leader in the technologies necessary to make steel andpipe for the oil patch

Cost of steel pipe is approximately 70% steel cost - Backward integration mitigates input costs of pipe

IPSCO is unique in making the full margin lift available from steel and pipe

IPSCO provides a low cost entry point vs. “pure” energy pipe plays and offers the diversification of plate

Investors receive returns on steel plate production and pipe production with reduced risk from the synergistic combination of these products

Positioned to outperform our peers through the cycle - creating long-term SHAREHOLDER VALUE

Exhibit I

Thank You

Dave Sutherland has been President and CEO of IPSCO Inc. since January, 2002. He joined IPSCO in 1977. Early in his career he held senior managerial positions in the staff areas of Employee and Industrial Relations in Regina. In April, 2000 Sutherland moved to the company’s newly formed operational headquarters in Lisle, Illinois, a suburb of Chicago. He was promoted to Executive Vice President and Chief Operating Officer in April, 2001, and to President and CEO just nine months later.

Dave Sutherland’s IPSCO career has seen him work in all aspects of the company’s steel, tubulars, and coil processing. He has held important line and staff sales. During Dave based bi-national multi 2004.of Business at the and the C.D. Howe Institute. He is a member of the Canadian Council of Chief Executives and of the Council’s North American Security and Prosperity Initiative. business – positions and has been deeply involved in both manufacturing and Sutherland’s tenure with IPSCO the company has grown from a relatively small Western Canadian steel and pipe company to a NAFTA – location developer and producer of high quality steel and tubular products. IPSCO sales have increased over 360% since 1997 to nearly $2.5 billion US in 2004.

In addition to his broad experience in all aspects of IPSCO’s business, Dave Sutherland possesses a Bachelor of Commerce degree from the University of Saskatchewan and a Masters of Business Administration from the Katz Graduate School University of Pittsburgh.

Mr. Sutherland also holds directorships with the Steel Manufacturers Association (SMA) where he is Treasurer, the American Iron & Steel Institute (AISI) where he is the Vice Chair, the Canadian Steel Producers Association (CSPA) where he is Chair, the International Iron & Steel Institute (IISI), National Association of Manufacturers (NAM)

John Tulloch was born in New Zealand. He received his post-secondary education at Lincoln College, University of Canterbury followed by post-graduate studies leading to an M.Sc. Degree at the University of Manitoba.

John joined New Zealand Steel Ltd. In Auckland, New Zealand in 1973 and worked there in a marketing capacity until joining IPSCO in Regina, Saskatchewan in 1977. Company, being appointed a Corporate Vice President in 1985 and from 1993 through 1999 was General Manager of the Company’s tubular business. At IPSCO, he progressed through the Currently John is Executive Vice President, Steel and Chief Commercial Officer for IPSCO. In this role, John has direct responsibility for the Company’s steel products business and also for overall corporate commercial direction.  He is based in Lisle, Illinois.

Ms. Avril joined IPSCO in May 2004 after nearly 30 years of financial, treasury and accounting management experience including 23 years in the steel industry.

From 2001 to 2003 Ms. Avril served as Senior Vice President and Chief Financial Officer of Wallace Computer Services, a $1.6 billion publicly held print management company.  Ms. Avril was deeply involved in the sale of Wallace to Moore Corp., forming MooreWallace, the third largest printing company in the United States.  Prior to joining Wallace, Ms. Avril was Vice President Finance and Chief Financial Officer for Inland Steel Industries, the $5 billion NYSE-listed parent company of steel manufacturer Inland Steel and steel distributor Ryerson Tull, headquartered in Chicago, Illinois. Prior to assuming the CFO slot, Ms. Avril also served Inland for four years as Corporate Treasurer and Director of Planning and earlier in her career received numerous promotions in the finance, treasury and accounting functions over her 23 years with Inland.

Ms. Avril earned her MBA in Finance from the University of Chicago and her B.S. in Accounting from the University of Illinois.  She serves as a Director of Greif, Inc. a $2 billion NYSE-listed company that is a world leader in industrial packaging products and services.  She also serves on their Audit, Compensation and Stock Options Committees.

Exhibit I
Thomas Filstrup
Director of Investor Relations

Mr. Filstrup joined IPSCO in August 2005 after more than 20 years of investor relations and financial experience with Whirlpool Corporation, where he was most recently Director, Investor Relations.

Mr. Filstrup joined Whirlpool at its corporate headquarters in Benton Harbor, Michigan in 1983 and held various positions in the internal audit department. In 1988 Mr. Filstrup was named Director of Investor Relations where he developed Whirlpool’s first investor relations marketing program.  From 1988 to 1997 Mr. Filstrup was also responsible for managing the assets of the company’s $2 billion Pension and 401(k) plans.  Prior to joining Whirlpool, he was self-employed and owned and operated three restaurants in the Austin, Texas area.

Mr. Filstrup earned his MBA from Northwestern University and his B.S. in Mechanical Engineering from the University of Michigan. He has been active with the National Investor Relations Institute (NIRI) as both a member of the National Board of Directors and Chair of the Audit Committee. Mr. Filstrup is also a member of the NIRI Senior Roundtable and MAPI Investor Relations Council.